Oncolytics Biotech® Announces Update for Potential First-Line Pancreatic Cancer Registration Study

SAN DIEGO, CA, September 29, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced an update on the proposed design of its planned registration-directed clinical trial in first-line pancreatic ductal adenocarcinoma (PDAC). The Company is currently scheduled to meet with the U.S. Food and Drug Administration (FDA) in mid-November 2025 to advance study details.

Key Elements of the Proposed Registration Study
•Three-arm design - patients will be randomized to receive:
1.Gemcitabine + nab-paclitaxel (GnP) control arm.
2.GnP + pelareorep.
3.GnP + pelareorep + checkpoint inhibitor (CPI).
•Primary endpoint: Overall Survival (OS).
•Statistical rigor: The trial will be powered to detect statistical significance between the investigational arms and the control arm.
•Planned interim analysis: An interim efficacy analysis will be incorporated to enable early assessment of potential clinical benefit.

This proposed design builds on a post-hoc, pooled clinical analysis, which found that the addition of pelareorep to chemotherapy achieved an approximate 22% two-year survival rate, compared to just 9% for patients treated with chemotherapy alone, as in historical, third-party benchmarks (link to the PR).

“We are excited to advance this potential registration-directed study in first-line pancreatic cancer with a well-powered, three-arm design,” said Jared Kelly, Chief Executive Officer of Oncolytics. “By evaluating pelareorep with chemotherapy and in combination with checkpoint inhibition, we expect to position this program to deliver meaningful data for patients and regulators alike. We believe that potential partners will recognize the possibility this trial design presents to establish pelareorep as the first approved immunotherapy in first-line pancreatic cancer - a transformative milestone in oncology.”

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an investigational intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated encouraging results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It is designed to induce anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, of which both development programs have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding beliefs as to the potential, registration, mechanism of action and benefits of pelareorep as a cancer therapeutic; expectations regarding the outcome of an upcoming regulatory meeting, including in relation to the Company’s proposed design of a potential pancreatic cancer registration study; Oncolytics’ plan to continue actively pursuing strategic partnerships; its goals, strategies and objectives; its expectations regarding the efficacy, enrollment, and results of pelareorep in future studies, as well as the design, timing, and recognition of and partnerships for future studies; and its belief in the clinical promise of pelareorep in metastatic pancreatic and other gastrointestinal cancers. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, access to capital markets, and market dynamics. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com